

September 29, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re:** **The Procter & Gamble Company**
> **Definitive Additional Materials on Schedule 14A**
> **Filed September 19, 20, 25 and 28, 2017 by The Procter & Gamble Company**
> **File No. 001-00434**

Dear Mr. Taylor:

    We have reviewed the above-captioned filings, and have the following comment.

1. Rule 14a-9(a), by its terms, prohibits a solicitation from including statements that have become false or misleading, and imposes an implied obligation on the registrant to correct any such statement. Please correct the following statements file on September 19, or advise us of the grounds upon which the registrant relies to conclude that correction is not required:

   - On slide, 78, that DuPont had annualized equity returns during the relevant period of 1%, rather than 5% when accounting for Chemours' outperformance;

   - On slide 78, that State Street had annualized equity returns during the relevant period of 2%, rather than 7%;

   - On slide 78, that Tiffany's had annualized equity returns during the relevant period of 0%, rather than 7%;

   - On slide 78, that Wendy's had pre-merger annualized equity returns during the relevant period of -3%, rather than 10% when accounting for Tim Horton's outperformance; and,

   - On slide 78, that Wendy's had post-merger annualized equity returns during the relevant period of 2%, rather than 4%;

   - On slide 83, that you calculated Nestlé's and Hersey's margin improvements by comparing 2013 EBIT margins with 2016 EBITDA margins; and,

   - On slide 83, that you used the 2013 Hersey Adjusted Operating Margin and not the 2012 adjusted EBIT margin.

   Alternatively, please confirm for us that the registrant will refrain from making similar statements in future solicitations and include corrective statements regarding the slides identified above in the next filing.

2. Please provide us with or disclose the factual foundation for the assertions that "Wendy's did not repurchase any stock until 2010" and "Wendy's margins did not improve until 2013 refranchising" (slide 89, "P&G is Executing a Strategy that is Working," filed September 19, 2017). Wendy's International Inc.'s Form 10-K Annual Reports indicate Wendy's repurchased over $1.3 billion worth of shares in 2006 and 2007 and Wendy's operating margins improved from 11.6% in 2008 to 14% in 2012. Alternatively, please include a corrective statement in the next new filing.

3. Please provide us with or disclose the factual foundation for the registrant's assertion that "[o]ne CEO whose board includes Mr. Peltz has publically disclosed what it's like to deal with activists such as Mr. Peltz: 'I think the single biggest disconnect that I found is that many activists simply sit in conference rooms…'" (P&G shareholder letter filed September 20, 2017). The quoted CEO, Irene Rosenfeld, has publically said "[m]y quote was taken out of context…I was not referring to Nelson Peltz…" Alternatively, please include a corrective statement in the next new filing.

4. As explained in a footnote, the registrant uses a "simple average" in calculating the TSR of "P&G Peers" and a "weighted average based on the market capitalization" in calculating the TSR of companies with "Peltz Serving on the Board" (slide 7, "P&G is Executing a Strategy that is Working," filed September 19, 2017). Please confirm for us that the registrant will refrain from using shifting methodologies in calculating TSR, or advise us why such practice does not contravene Rule 14a-9.

5. We note your calculation of Nestle's margin improvement between 2013 and 2016 uses Nestle's 2013 adjusted EBIT margins and Nestle's 2016 EBITDA margins (slides 82 and 83, "P&G is Executing a Strategy that is Working" filed September 19, 2017). Comparing EBIT in one year to EBITDA in a different year, without further qualification, may result in the application of Rule 14a-9(a). In future solicitations, please confirm for us that the registrant will refrain from using EBIT for one year and EBITDA for another in calculating margin improvement, or advise us why such practice does not contravene Rule 14a-9.

6. In view of the corrected version of a Cincinnati Business Courier article filed on September 28, 2017 has been published, please advise us what consideration the registrant has given to filing the revised version of the article that states Mr. Peltz has no intention to terminate, and instead plans to reassign to a global business unit, employees located in Cincinnati. Rule 14a-9, by its terms, prohibits the use of statements that have become false or misleading without correction, and we note the corrected version was available at the time of filing.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Michael J. Aiello, Esq.
             Sachin Kohli, Esq.